INTELLICELL BIOSCIENCES, INC.
30 EAST 76th STREET, 6th FLOOR
NEW YORK, NEW YORK 10021

December 7, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Pamela Long, Assistant Director
Dietrich King, Senior Attorney
Sherry Haywood, Staff Attorney

Re:	Intellicell Biosciences, Inc.
Amendment No. 4 to Form 8-K
Filed October 19, 2011
File No. 333-49388

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated November 7, 2011 (the "Comment Letter") relating to the Amendment No. 4 to the Current Report on Form 8-K/A filed August 11, 2011 (the “8-K”) of Intellicell Biosciences, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

General

1.
We note your response to comment one of our letter dated September 7, 2011.  In your response, we note that you did not provide a legal analysis as to whether the company was a shell company immediately prior to the consummation of the reported transaction.  Please provide us with the requested analysis under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or revise your filing to include the information required by Item 5.06 of Form 8-K.

Response
As previously advised, and as per the legal analysis set forth below, the company concluded that it was not a shell company, as such term is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), immediately prior to the consummation of the reported transaction.

Under Rule 12b-2 of the Exchange Act (the “Rule”), a shell company is defined as a registrant that has (1) no or nominal operations and (2) either (x) no or nominal assets; (y) assets consisting of cash or cash equivalents; or (z) assets consisting of any amount of cash and cash equivalents and nominal other assets.  In reviewing the Rule and applying the facts of the instant case, the Company noted, among other things, the following: (i) that the Note to the Rule states that for purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination; and (ii) that in adopting the definition of shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.  As such, the threshold of what is “nominal” is based on the facts and circumstances of each individualized case.

Accordingly, while the Company’s assets immediately preceding the consummation of the reported transaction (as reflected on the balance sheet prepared in accordance with generally accepted accounting principles) may have consisted of no or nominal assets immediately prior to the transaction, the Company believes (and has been advised and provided certain documentation by the persons that were acting as the principal officers and director, as well as the general counsel, of the Company immediately prior to the reported transaction) that it was actively engaged in the development of the Company’s proposed digital trading card business (the “Business”) through the date of the transaction (and thus had more than no or nominal operations). Further, such persons had concluded that the Company was not a shell company immediately prior to the consummation of the reported transaction, and had provided certain information and documentation, which is more fully set forth below, that demonstrated that the Company had more than no or nominal operations immediately prior to the consummation of the reported transaction.  Based upon these grounds, the Company has concluded that it had well beyond the no or nominal operations threshold outlined in Rule, and that was not a shell company immediately prior to the reported transaction.

Specifically, the Company was provided with information and documentation and records reflecting the following facts:

In 2010, the Company had entered into an Assignment Agreement with Malibu Entertainment Group, Inc., a privately-held company controlled by Mr. Joseph Cellura (the then CEO of the Company), pursuant to which Malibu Entertainment Group assigned its rights under a certain Master Distributor Agreement dated January 20, 2010 (the “Distributor Agreement”) between Malibu Entertainment Group and aVinci Media, LC (“aVinci”).  The Distributor Agreement granted Malibu (and by way of the Assignment the Company) the right to market aVinci products in the United States directly to any municipality, school, school district, club, organization or sports team, or through such organizations or associations to any end consumer. These products consisted of a youth sports program under the brand www.myespnhighlights.com, that, among other things, allows youth sports participants to personalize, showcase and share their passion for a professional sport.

The Company then spent several months in research and development to define the product specifications and to develop its first generation prototype of the Digital Trading Card (“DTC”). During this period, the Company identified several potential verticals for sales of the DTC and signed affiliate agreements to market the DTC under the myESPN Highlights agreement. Agreements that provided sales agents for volleyball, fencing, football, little league baseball, and mixed martial arts were entered into. In addition, the Company entered into discussions with a group of individuals to form a new company aimed at the Youth Sports Social Network (“YSSN”). Ultimately the Company was unsuccessful in attracting investment capital to support the YSSN and the project was suspended.

In June 2010, the Company changed its name to more accurately reflect the business of the company. Thereafter, it sought to find a partner and/or enter into an agreement to license technology for the DTC business.

On January 1, 2011, the Company was able to enter into a License Agreement, with Tarsin (Europe) Limited a United Kingdom corporation (“Tarsin”), pursuant to which the Company was granted the rights to utilize Tarsin’s CAPSA platform for the Company’s digital trading card system and for further development of the CAPSA platform.

From the time the Company acquired the rights under the Distributor Agreement through the date of consummation of the Transaction, the Company invested approximately $700,000 to further the DTC business. In addition, as part of the means to sustain the Company’s ongoing operations and development, and as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, the Company raised an expended in excess of $900,000 during the fiscal year ended December 31, 2010.

The Company’s efforts to develop the DTC business included acquiring the Tarsin license, developing and researching the markets and furthering the business plan involving digital trading cards and its business operations.  Furthermore, the Company invested over $400,000 to utilize the license of the CAPSA system for the digital trading card network as well as other applications the Company was creating using the technology. These efforts included the defining, development and implementation of the functionality of the website and platform that was designed to support the Company’s operations and business plan, including content management systems design, optimized media for mobile application and the overall DTC concept design. The technology was also optimized for the DTC concept with the addition and support of media standards such as (JPEG, GIFF, MP3, 3GP, MPEG).

The next series of efforts were around the design, creation and releases of the DTC concept for multiple markets, the basic application was developed to allow multiple content types and also released to multiple handset operating systems including iPhone, RIM, ANDRIOD and JAVA.

Company representatives engaged in multiple business meetings within this period to present the concept to sports leagues and other content providers, such as Little League, Getty, Digital College Network, Disney Interactive, IBM, Nascar, Online Ticket businesses, pet and charity organizations.

The Company also worked directly with various national youth sports leagues to help build their player database through registrations, the profile control, the management and shareholding of sport profiles, statistics and content.  In addition, the Company worked with aVinci to market and further develop their “myESPNhighlights” program.  The Company’s efforts also included recruiting ESPN highlights affiliates, to invest time and energy spreading this program through various sports segments and communities, as well as recruiting sports personalities to promote the Company’s products.

The Company and Tarsin also entered into a non-binding letter of intent for the acquisition of Tarsin by the Company, with the goal being that the two companies would seek to develop, commercialize and market that Company’s products using Tarsin’s technology platform. The Company, together with Tarsin, then proceeded to develop a unique application that could be supported by numerous mobile handset types which would allow the Company’s products to reach the broadest consumer base while simultaneously trying to work towards consummating the proposed acquisition transaction. Such development ultimately resulted in and included a fully functioning ALPHA system, the last components added through May and June 2011 was the completion of full multi-media support for the TRAPT DTC, show casing graphics, audio and video in one DTC. While the development work was undertaken and resulted in the production of a working mobile application, the Tarsin acquisition was not completed by the Company. The Company then ultimately entered into and completed the transaction with Intellicell Biosciences, Inc.

As a result of the foregoing, the Company concluded that it was not a shell company, as such term is defined under Rule, immediately prior to the consummation of the reported transaction, since the operations of the Company prior to the consummation of the Transaction were well beyond the no or nominal threshold outlined in Rule.

The Company also notes that Consorteum Holdings Inc., the company that ultimately acquired the Company’s DTC business assets and platform, has disclosed in its public filings that it has subsequently also acquired Tarsin and appears to be continuing the development of the DTC business and platform.

Strategy, page 8
2.	Please tell us what consideration you have given to filing your agreements with Thomas Young and R. Craig Saunders as exhibits to your report.

Response
The Company acknowledges the Staff’s comment and has filed the agreements as Exhibits 10.6 and 10.7 in accordance with the Staff’s comment.

Research and Development, page 8
3.
We note your response to comment eight of our letter dated September 7, 2011.  Please briefly explain the purposes of the four different studies you anticipate beginning by the end of 2011, and clarify whether you will conduct such studies on your own or with a partner.  If you have a partner, please identify.

Response
The October 2011 Issue of the Journal of Implant & Advanced Clinical Dentistry (http://www.nxtbook.com/nxtbooks/specops/jiacd_201110/#/32/OnePage) published an article on a prospective pilot study on the clinical application of SVF with stem cells in the treatment of gingival recission defects using the Company’s technology to be conducted by Dr. Nicholas Toscano.  Other then the prospective study described above, the Company is currently in negotiations regarding other studies to be conducted using the Company’s technology with other medical institutions and medical professionals.  Until such time as the Company has a formal protocol or an article is  in place for conducting clinical trials, the Company is not in a position to disclose the terms of arrangements of any such studies.

Properties, page 12

4.	We note your response to comment 10 of our letter dated September 7, 2011. Please revise your disclosure to discuss your processing centers in New Orleans.

Response
The Company acknowledges the Staff’s comment and has revised page 10 of the 8-K in accordance with the Staff’s comment.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (212) 249-3050 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Steven. A. Victor, M.D.
Steven. A. Victor, M.D.

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP

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